

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 25, 2007

By Facsimile and U.S. Mail

Mr. Robert A. Cohan
President and Chief Executive Officer
Aspen Exploration Corporation
2050 S. Oneida Street, Suite 208
Denver, Colorado 80224-2426

> **Re:** **Aspen Exploration Corporation**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed October 12, 2006**
> **Response Letter Dated April 27, 2007**
> **File No. 000-09494**

Dear Mr. Cohan:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated April 27, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the year ended June 30, 2006

Outlook and Trends, page 18

1. We note your response to comment two of our letter dated March 21, 2007 which indicates that estimated reserve additions resulted primarily from 19 new wells in which you held interests. Such wells added a total of 1,488,804 Mcf of gas reserves, of which 287,210 Mcf were produced prior to June 30, 2006. Please revise to include this disclosure.

2. We note your response to comment two of our letter dated March 21, 2007 which indicates how you use your reserve replacement measure. Please revise to include this disclosure.

Item 8A. Controls and Procedures, page 29

3.   We note your disclosure that indicates there were no changes in your internal
       controls or in other factors that could significantly affect these internal controls
       subsequent to the date of their evaluation. Please revise this disclosure to indicate
       whether there were changes in your internal control as of the last fiscal quarter
       rather than subsequent to the date of evaluation. Refer to Item 308 of Regulation
       S-B.

4.   We note your disclosure that you will continue to implement appropriate changes
       as they are identified, and will implement changes in fiscal year 2007 to
       remediate the material weaknesses.   Please tell us which changes were
       implemented in fiscal year 2007 and how you determined that they did not result
       in a change in internal controls for fiscal quarters ended September 30, 2006 and
       December 31, 2006.

Consolidated Statements of Income, page 46

5.   We note your response to comment five of our letter dated March 21, 2007.
       Please tell us the terms of the contract that require reimbursement of general and
       administrative expenses attributable to the joint operation of wells in which you
       are the operator. Additionally, please tell us whether or not the amounts received
       and recorded as income are equal to or greater than the amounts that you expense.
       In addition, please file the related operating agreements as required by Item
       601(b)(10) of Regulation S-B.

6.   Please revise your current presentation to report reimbursements received as a
       reduction of general and administrative costs rather than as revenue.

Consolidated Statements of Cashflows, page 48

7.   We note your response to comment seven of our letter dated March 21, 2007.
       Please clarify if the cash advances from co-owners of property, where Aspen is
       the operator, are legally restricted by the terms of the operating agreement. In
       doing so, please reference the appropriate accounting guidance which supports
       your classification of the advances from co-owners as cash and cash equivalents
       rather than restricted cash.

Note 1. Summary of Significant Accounting Policies, page 49

8.   We note your response to comment 10 of our letter dated March 21, 2007. Please clarify how you apportion your exploration costs between proved and unproved properties.

9.   We note your response to comment 14 of our letter dated March 21, 2007. Please disclose how your calculation of the ceiling test and depreciation, depletion, and amortization is affected by the adoption of SFAS 143.

Note 8 – Gain on Sale of Investment, page 63

10.   We note your response to comment 21 of our letter dated March 21, 2007 which indicates that shares of UR Energy stock commenced trading in November 2005 on the Toronto Stock Exchange. Please tell us if you were restricted from selling your shares of UR Energy at the time of the public offering. Absent stock that was restricted as defined by footnote 2 to paragraph 3(a) of SFAS 115, it appears that as of November 2005 your investment in UR Energy was within the scope of SFAS 115. Refer to paragraph 3(b) of SFAS 115. Please revise or advise.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill Davis
                                        Branch Chief